Exhibit 99.1

BRIACELL THERAPEUTICS CORP. ANNOUNCES RESULTS OF SHAREHOLDER MEETING

BERKELEY, Calif., and VANCOUVER, British Columbia, May 19, 2021 – BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapy for advanced breast cancer, is pleased to announce the results of its annual general and special meeting of shareholders of the Company (the “Shareholders”) for the years ended July 31, 2019 and July 31, 2020 held on May 18, 2021 (the “Meeting”). A total of 1,685,180 common shares of the Company (the “Common Shares”) were voted, representing 22.36% of the Company’s issued and outstanding Common Shares. At the Meeting, the Shareholders overwhelmingly voted in favour of all proposed resolutions that consisted of the following:

1.	The number of directors set at six;

2.	Election of Dr. William V. Williams, Mr. Jamieson Bondarenko, Dr. Charles Wiseman, Dr. Rebecca Taub, Mr. Vaughn C. Embro-Pantalony, and Mr. Martin Schmieg as directors of the Company;

3.	Appointment of MNP LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration;

4.	Renewal of the Company’s stock option plan;

5.	Ratification of the number of directors set at six for the prior year ended July 31, 2019;

6.	Ratification of the election of Dr. William V. Williams, Mr. Jamieson Bondarenko, Mr. Richard Berman, Mr. Vaughn C. Embro-Pantalony, Dr. Rebecca Taub, and Dr. Charles Wiseman as directors of the Company for the prior year ended July 31, 2019;

7.	Ratification of the appointment of MNP LLP as the auditors of the Company for the prior year ended July 31, 2019 and ratifying the directors authorization to fix their remuneration;

8.	Ratification of the Company’s stock option plan for the prior year ended July 31, 2019; and

9.	Ratification of holding the Company’s annual general and special meeting for the year ended July 31, 2019 on May 18, 2021.

Having received Shareholder approval, the Company’s stock option plan remains subject to approval from the TSX Venture Exchange. The formal report on voting results with respect to all maters voted upon during the Meeting will be filed on the Company’s SEDAR profile at www.sedar.com.

About BriaCell

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer.

For additional information on BriaCell, please visit: https://briacell.com/.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s SEC filings. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

For further information, please contact:

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com